Exhibit 99.1

Gambling.com Group Completes Acquisition of Freebets.com and Related Assets

Charlotte, NC, April 2, 2024 – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a leading provider of player acquisition services for the regulated global online gambling industry, announced today that it completed the previously announced acquisition of Freebets.com and related assets. The Company anticipates these assets will generate revenue of approximately $10.0 million and incremental Adjusted EBITDA of approximately $5.0 million over the balance of 2024.

Charles Gillespie, Chief Executive Officer and Co-Founder of Gambling.com Group, commented, “While expansion of gambling in the U.S. grabs all the headlines these days, many of the industry’s most attractive markets remain in Europe, the historical home of the industry. I expect this acquisition to fundamentally change the balance of power within the European online gambling affiliate market and provide Gambling.com Group with a clear path to drive further growth in both our existing European markets as well as new ones. As part of the transaction we are gaining a number of new colleagues in the region. I look forward to sharing our leading technology platform and high performance culture with our new team members.”

The Company acquired Freebets.com and the related assets for total consideration of between $37.5 million and $42.5 million, consisting of $20.0 million that was paid on the closing, with an additional $10.0 million to be paid on the six-month anniversary of closing and between $7.5 million and $12.5 million to be paid on the one-year anniversary of the closing subject to the revenue performance of the assets during the remainder of 2024.

For further information, please contact:

Investors:
Peter McGough, Gambling.com Group, investors@gdcgroup.com
or
Richard Land, Norberto Aja, JCIR, GAMB@jcir.com

Media:
Eddie Motl, Gambling.com Group, media@gdcgroup.com

About Gambling.com Group Limited
Gambling.com Group Limited (Nasdaq: GAMB) (the "Group") is a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Founded in 2006, the Group has offices globally, primarily operating in the United States and Ireland. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com, Bookies.com, Casinos.com and RotoWire.com. Gambling.com Group owns and operates more than 50 websites in seven languages across 15 national markets covering all aspects of the online gambling industry, including iGaming and sports betting, and the fantasy sports industry.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to the 2024 revenue and incremental Adjusted EBITDA of Freebets.com and related assets, the expectation of the acquisition to fundamentally change the balance of power within the European online gambling affiliate market and provide Gambling.com with a clear path to drive further growth in both existing markets and new markets, are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential," "could," "will," "would," "ongoing," "future" or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance, or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under "Item 3. Key Information - Risk Factors" in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2023 with the U.S. Securities and Exchange Commission (the "SEC") on March 21, 2024, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.